October 15, 1999



Securities and Exchange Commission
Washington, D.C. 20549



We are previously principal accountants for Midcoast Energy Resources, Inc., and on March 18, 1999, we reported on the consolidated financial statements of Midcoast Energy Resources, Inc. and Subsidiaries as of December 31, 1998 and December 31, 1997 and for each of the years in the three-year period ended December 31, 1998. On October 11, 1999, our appointment as principal accountants of Midcoast Energy Resources, Inc. was terminated. We have read Midcoast Energy Resources, Inc.'s statements, except that we are not in a position to agree or disagree with Midcoast Energy Resources, Inc.'s statement that the change was approved by the Board of Directors and the statements relating to the appointment of Pricewaterhouse Coopers, LLP as independent accountants for the Company.

Respectfully,



Hein + Associates LLP
Certified  Public Accountants